Exhibit 2.1

Execution Version

AMENDMENT NO. 1 TO PURCHASE AND SALE AGREEMENT

THIS AMENDMENT NO. 1 TO PURCHASE AND SALE AGREEMENT (this “Amendment”) is effective as of June 15, 2017, by and between Battlecat Oil & Gas, LLC, a Texas limited liability company (“Seller”) and Lonestar Resources US, Inc., a Delaware corporation (“Purchaser”). Seller and Purchaser may each be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller and Purchaser are parties to that certain Purchase and Sale Agreement, dated as of May 25, 2017 (the “Purchase Agreement”) pursuant to which, among other things, Seller agreed to sell, and Purchaser agreed to purchase from Seller, certain oil and gas properties of Seller in the manner and upon the terms and conditions set forth in the Purchase Agreement.

WHEREAS, in connection therewith and pursuant to Section 12.10 of the Purchase Agreement, Seller and Purchaser wish to amend certain provisions of the Purchase Agreement and enter into certain other agreements with respect to the Purchase Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals, the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1.    Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

2.    Section 2.1. Section 2.1 of the Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“Section 2.1    Purchase Price.

The purchase price for the Assets (the “Unadjusted Purchase Price”) shall be Sixty Million Dollars ($60,000,000), and shall be adjusted as provided in Section 2.2 (as adjusted, the “Adjusted Purchase Price”). The Unadjusted Purchase Price shall be comprised of (i) an amount to be paid in cash equal to Fifty-Five Million Dollars ($55,000,000) (the “Cash Consideration”) and (ii) 1,231,527 shares of Series B Preferred Stock (such Shares the “Consideration Shares”) at a value of $4.06 per share (the “Share Price”) representing payment of the remaining Five Million Dollars ($5,000,000) of the Unadjusted Purchase Price (the “Stock Consideration”).”

3.    Section 9.3(c). Section 9.3(c) of the Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“(c)    certificate or certificates representing the Closing Shares, duly endorsed for transfer to Seller (or accompanied by duly executed stock power);”

4.    Section 9.3(d). Section 9.3(d) of the Purchase Agreement is hereby amended and restated to read in its entirety as follows:

“(d)    evidence that any shares of Class A Stock that could potentially be issued upon conversion of the Closing Shares shall have been approved for listing on the NASDAQ Global Select Market;”

5.    Section 9.3(n). Section 9.3 of the Purchase Agreement is hereby amended by adding a new subsection (n) immediately after the last sentence contained therein to read as follows:

“(n)    evidence that Purchaser shall have adopted and filed the Series B Certificate, attached hereto as Exhibit F, with the Secretary of the State of Delaware, and the Series B Certificate shall be in full force and effect.”

6.    ARTICLE 13. ARTICLE 13 of the Purchase Agreement is hereby amended by inserting the following definitions in appropriate alphabetical order:

“Series B Certificate” means the Certificate of Designation of Lonestar Resources US Inc. relating to Series B Preferred Stock, dated June 15, 2017, as it may be amended from time to time in accordance therewith, substantially in the form attached hereto as Exhibit F.”

“Series B Preferred Stock” means a series of Purchaser’s preferred stock, par value $0.001 per share, designated as “Series B Convertible Preferred Stock.”

7.    Exhibit D. Exhibit D (Registration Rights Agreement) to the Purchase Agreement is hereby amended and restated in its entirety in the form of Annex A to this Amendment.

8.    Exhibit F. A new Exhibit F (Series B Certificate) is added to the Purchase Agreement in the form of Annex B to this Amendment.

9.    Closing. Pursuant to Section 9.1 of the Purchase Agreement, the Parties hereby agree that the Closing will take place on June 15, 2017.

10.    Title and Environmental Defects. The Parties hereby acknowledge that Purchaser conducted its due diligence of the Assets and has claimed no Title Defects or defects with respect to Environmental Liabilities in excess of the Defect Deductible and therefore no adjustments to the Unadjusted Purchase Price or other remedies were necessary with respect thereto. Therefore, notwithstanding that the Title Claim Date and Environmental Claim Date were set to occur later than June 15, 2017, the Parties hereby agree that in consideration of moving the Closing Date forward to June 15, 2017 as provided herein Purchaser hereby waives the right to claim (i) any Title Defects in a Title Defect Notice under Section 3.4 of the Purchase Agreement and (ii) any defects with respect to Environmental Liabilities in an Environmental Defect Notice under Section 4.3 of the Purchase Agreement, and that, notwithstanding anything to the contrary in the Purchase Agreement, Purchaser shall have no remedy with respect to (x) any Title Defects pursuant to Article 3 of the Purchase Agreement and (y) any defects with respect to Environmental Liabilities pursuant to Article 4 of the Purchase Agreement.

11.    Preliminary Settlement Statement. Purchaser acknowledges that it has received a draft of the Preliminary Settlement Statement and the Parties hereby agree that Purchaser hereby waives its right under Section 9.4(a) of the Purchase Agreement to receive a draft of the Preliminary Settlement Statement no later than two (2) Business Days prior to the Closing Date.

12.    Incorporation by Reference. Sections 12.2, 12.4, 12.5, 12.7, 12.8, 12.9, 12.10 and 12.12 of the Purchase Agreement are incorporated herein by reference, mutatis mutandis.

13.    Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed one original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart signature page by facsimile or electronic transmittal (including PDF format) is as effective as executing and delivering this Amendment in the presence of other Parties to this Amendment.

14.    Continuing Effect of Purchase Agreement. Except as herein provided, all of the terms and conditions of the Purchase Agreement remain in full force and effect from the effective date of the Purchase Agreement.

15.    Reference. After the date of this Amendment, any reference to the Purchase Agreement shall mean the Purchase Agreement as amended by this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed in multiple originals by their authorized officers, all as of the date and year first above written.

SELLER

BATTLECAT OIL & GAS, LLC

By:	/s/ Kurt von Plonski
Name:	Kurt von Plonski
Title:	Co-Chief Executive Officer

PURCHASER

LONESTAR RESOURCES US, INC.

By:	/s/ Frank D. Bracken III
Name:	Frank D. Bracken, III
Title:	Chief Executive Officer